SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)*

PLASTEC TECHNOLOGIES, LTD.
(Name of Issuer)
Ordinary Shares, $0.001 par value
(Title of Class of Securities)
G71218 104
(CUSIP Number)
April 30, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104	13G	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Top Universe Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 930,651 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 930,651 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 930,651 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

* See instructions before filling out.

CUSIP No. G71218 104	13G	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kwok Wa Hung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,100,651 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,100,651 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100,651 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* See instructions before filling out.

CUSIP No. G71218 104	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:
Plastec Technologies, Ltd. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:
Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

Item 2(a).	Name of Persons Filing:
Kwok Wa Hung (“Hung”)
Top Universe Management Limited (“Top Universe”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of Hung and Top Universe is c/o Unit 3408 China Merchant Tower, Shun Tak Centre, Sheung Wan, Hong Kong

Item 2(c).	Citizenship:
Hung is a citizen of Hong Kong
Top Universe is a British Virgin Islands company

Item 2(d).	Title of Class of Securities:
Ordinary Shares, par value $.001 per share

Item 2(e).	CUSIP Number:
G71218 104

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

CUSIP No. G71218 104	13G	Page 5 of 7 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Hung beneficially owns 1,100,651 ordinary shares of the Issuer, representing (i) 930,651 ordinary shares held by Top Universe of which Hung controls and (ii) 170,000 shares held directly by Hung.  Top Universe beneficially owns 930,651 ordinary shares of the Issuer.

(b)	Percent of Class:

Hung beneficially owns 6.6%

Top Universe beneficially owns 5.6%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Hung: 1,100,651 ordinary shares

Top Universe: 930,651 ordinary shares

(ii)	Shared power to vote or to direct the vote:

0 ordinary shares

(iii)	Sole power to dispose or to direct the disposition of:

Hung: 1,100,651 ordinary shares

Top Universe: 930,651 ordinary shares

(iv)	Shared power to dispose or to direct the disposition of:

0 ordinary shares

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

CUSIP No. G71218 104	13G	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G71218 104	13G	Page 7 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 12, 2011

/s/ Kwok Wa Hung Kwok Wa Hung TOP UNIVERSE MANAGEMENT LIMITED
By:	/s/ Kwok Wa Hung Kwok Wa Hung